[AUSTIN GOLD LETTERHEAD]

September 9, 2021

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated July 8, 2021

Austin Gold Corp.

Draft Registration Statement on Form S-1
Submitted June 11, 2021

CIK No. 0001817740

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated July 8, 2021 (the “Comment Letter”) regarding the above-referenced confidentially submitted draft Registration Statement on Form S-1 (the “Registration Statement”) of Austin Gold Corp. (the “Company”, or “our”), and we are concurrently submitting to the Securities and Exchange Commission (the “Commission”) for the Staff’s review a confidential amendment to the Registration Statement (the “amended draft Registration Statement”) responding to the comments. For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:.

Draft Registration Statement submitted June 11, 2021

Caution Regarding Forward-Looking Statements, page iv

Staff Comment No. 1

1.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not applicable in initial public offerings. See Section 27A of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Company Response

1.	We have revised the cautionary note in the amended draft Registration Statement filed herewith to remove references to the Private Securities Litigation Reform Act.

United States Securities and Exchange Commission
September 9, 2021

Use of Proceeds, page 22

Staff Comment No. 2

2.	We note your disclosure that you intend to use the net proceeds from this offering for exploration expenditures, working capital and general corporate purposes, which may include funding capital expenditures, acquisitions, and investments. Please revise to state the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.

Company Response No. 2

2.	We have revised the use of proceeds discussion in the amended draft Registration Statement filed herewith to provide for a specific allocation of net proceeds between exploration expenditures, working capital needs and general corporate purposes. Given the fluid nature of the intended use of proceeds designated for “general corporate purposes” and the occurrence of such uses in the future in relation to potential events not currently known to the Company, the Company does not know the approximate division of such funds between capital expenditures, acquisitions and investments or even if funds will actually be expended in such categories. The Company has updated the disclosure in the amended draft Registration Statement filed herewith in the Use of Proceeds section to make this clear.

Description of Properties, page 38

Staff Comment No. 3

3.	Please disclose the internal controls related to your exploration program as required by Item 1305 of Regulation S-K.

Company Response No. 3

3.	The Company has revised its disclosure in the amended draft Registration Statement filed herewith under the heading “Description of Properties” to add the sub-heading “Internal Controls” and a discussion of the Company’s internal controls related to its exploration programs as required by Item 1305 of Regulation S-K.

Stock Option Plans and Other Incentive Plans, page 72

Staff Comment No. 4

4.	We note your disclosures that your stock option plan was approved by the Board and shareholders on December 1, 2020 and implemented on that same date. Please reconcile these disclosures with disclosure elsewhere that your Equity Plan will be effective upon the completion of this offering. To the extent references to the "Option Plan," the "Plan," the "Compensation Plan," and the "Equity Plan" all refer to your single stock option plan, please clarify this throughout. If your Equity Plan differs from your stock option plan, please file a copy of the Equity Plan.

United States Securities and Exchange Commission
September 9, 2021

Company Response No. 4

4.	The Company has revised its disclosure in the amended draft Registration Statement filed herewith to address these inconsistencies.

Staff Comment No. 5

5.	We note your stock option plan at Exhibit 10.1 authorizes issuance of up to 2,800,000 Option Shares; however, your tabular disclosures at page 72 appear to contemplate issuance of 2,855,100 Option Shares. Please revise or advise.

Company Response No. 5

5.	Pursuant to Section 3.2(a) of the Option Plan, the aggregate number of shares issuable under the plan shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis on the grant date of any Option. On December 1, 2020, we had 28,536,000 common shares issued and outstanding, meaning that 2,853,600 Option Shares were available for issuance under the Option Plan on that date. On December 1, 2020, in connection with the Board of Directors of the Company (the “Board”) approving the Option Plan, the Board granted 2,150,000 Options under the Option Plan. Subsequently, the Company issued 15,000 common shares pursuant to one of its property lease agreements bringing its issued and outstanding common shares to 28,551,000 and the Option Shares available under the Option Plan to 2,855,100. The reference to a maximum number of Option Shares of 2,800,000 in Section 6.1(d)(i) of the Option Plan is solely in relation to Incentive Stock Options issued to U.S. Participants and is not a limit on the overall number of Options that can be issued under the Option Plan.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-25

Staff Comment No. 6

6.	We note your auditor Manning Elliott LLP’s opinion stating that “the consolidated financial statements present fairly….in conformity with International Financial Reporting Standards (IFRS).” Please have your auditor clarify whether it meant to express in conformity with IFRS as issued by the International Accounting Standards Board (IASB), and if yes, revise the audit report as appropriate. If not by the IASB, please have your auditor identify the jurisdiction of origin of the framework for its opinion and explain reason for such jurisdiction instead of the IASB. In this regard, we note your disclosure on page F-31 stating that your consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

United States Securities and Exchange Commission
September 9, 2021

Company Response No. 6

6.	Manning Elliot has updated its report as included in the amended draft Registration Statement filed herewith to express conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Note 4 - Exploration and Evaluation Asset, page F-39

Staff Comment No. 7

7.	We note your disclosure in Note 6b on page F-46 stating that during the period ended December 31, 2020, stock-based compensation of $293,100 was capitalized to mineral interests, and your inclusion of such amount in the Exploration and Evaluation Assets table under this Note 4 heading. Please clarify why this amount was not included in your Consolidated Statement of Cash Flows on page F-29 as a non-cash investing activity.

Company Response No. 7

7.	The Company has revised its financial statements as included in the amended draft Registration Statement filed herewith to add a line item under “Non-cash investing and financing activities” for “Share-based compensation capitalized to exploration and evaluation assets” in the amount of $293, 100 for the period ended December 31, 2021.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUSTIN GOLD CORP.

By: /s/ Dennis Higgs
Dennis Higgs
President